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                              March 29, 2024

       Helena Santos
       President and Chief Executive Officer
       Scientific Industries, Inc.
       80 Orville Drive
       Suite 102
       Bohemia, New York 11716

                                                        Re: Scientific
Industries, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 15,
2024
                                                            File No. 333-278009

       Dear Helena Santos:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed March 15, 2024

       Selling Stockholders, page 14

   1. Given the nature of your offering, including the size of the transaction relative to the number of outstanding
shares held by non-affiliates, and that some of the selling
                                                        stockholders may be
affiliates of the registrant, it appears that the transaction may be an indirect primary
offering on behalf of the registrant. Please provide us with a detailed legal analysis of your
basis for determining that it is appropriate to characterize the transaction as a
secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities
Act Rules Compliance and Disclosure Interpretations
                                                        Question 612.09.
 Helena Santos
FirstName   LastNameHelena   Santos
Scientific Industries, Inc.
Comapany
March       NameScientific Industries, Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      John F.F. Watkins